SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                       Effective Management Systems, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                  282017 10 2
                                 (CUSIP Number)


   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                                Page 1 of 6 Pages

   CUSIP No. 282017 10 2


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Thomas M. Dykstra

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]
         Not applicable.

     3   SEC USE ONLY


     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

                     5  SOLE VOTING POWER
      NUMBER OF
                             449,000
        SHARES
                     6  SHARED VOTING POWER
     BENEFICIALLY
                             210,000
       OWNED BY

                     7  SOLE DISPOSITIVE POWER
         EACH

                             449,000
      REPORTING

        PERSON
                    8   SHARED DISPOSITIVE POWER
         WITH
                             210,000

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              659,000


    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                          [_]

              N/A


    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              16.2%


    12   TYPE OF REPORTING PERSON*

              IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

   CUSIP No. 282017 10 2

   Item 1(a).     Name of Issuer:

                  Effective Management Systems, Inc.


   Item 1(b).     Address of Issuer's Principal Executive Offices:

                  12000 West Park Place
                  Milwaukee, Wisconsin  53224


   Item 2(a).     Name of Person Filing:

                  Thomas M. Dykstra


   Item 2(b).     Address of Principal Business Office or, if none,
                  Residence:

                  12000 West Park Place
                  Milwaukee, Wisconsin  53224


   Item 2(c).     Citizenship:

                  United States


   Item 2(d).     Title of Class or Securities:

                  Common Stock, $.01 par value


   Item 2(e).     CUSIP Number:

                  282017 10 2


   Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:


             Not Applicable.

   Item 4.   Ownership.

             (a)  Amount Beneficially Owned:

                  659,000

             (b)  Percent of Class:

                  16.2%

             (c)  Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote:

                       449,000

                  (ii) shared power to vote or to direct the vote:

                       210,000


                  (iii) sole power to dispose or to direct the disposition
                        of:

                       449,000

                  (iv) shared power to dispose or to direct the disposition
                       of:

                       210,000


   Item 5.   Ownership of Five Percent or Less of a Class.

             Not Applicable.


   Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

             Of the 659,000 shares disclosed as beneficially owned by Mr. Dykstra, 210,000 are held by the Dykstra Family Limited Partnership (the "Partnership") and 449,000 are held by the Thomas M. and Lorna J. Dykstra Trust (the "Trust"). Mr. Dykstra shares voting and dispositive power with respect to those shares held by the Partnership. Mr. Dykstra has sole voting and dispositive power with respect to the shares held by the Trust. Both the Partnership and the Trust have the right to receive dividends from, and the proceeds from the sale of, the shares held thereunder.


   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             Not Applicable.


   Item 8.   Identification and Classification of Members of the Group.

             Not Applicable.



   Item 9.   Notice of Dissolution of Group.

             Not Applicable.


   Item 10.  Certification.

             Not Applicable.

                                    SIGNATURE


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   February 16, 1998
   Date


   /s/ Thomas M. Dykstra
   Thomas M. Dykstra